UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934

Neah Power Systems, Inc.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

63948P107
(CUSIP Number)

January 31, 2011
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐         Rule 13d-1(b)

☑         Rule 13d-1(c)

☐         Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 63948P107	13G	Page 2 of 5 Pages

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

Capitoline Ventures II, LLC (EIN # 26-3550908 )
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

New York
	5.	SOLE VOTING POWER

		3,567,694
NUMBER OF	6.	SHARED VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	7.	SOLE DISPOSITIVE POWER
EACH REPORTING
PERSON WITH		3,567,694
	9.	SHARED DISPOSITIVE POWER

		0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,567,694
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

4.8%
12.	TYPE OF REPORTING PERSON

OO

CUSIP No. 63948P107	13G	Page 3 of 5 Pages

Item 1(a).    Name of Issuer:

Neah Power Systems, Inc., a Nevada corporation

Item 1(b).    Address of Issuer’s Principal Executive Offices:

22118 20th Ave SE, Suite 142
Bothell, Washington 98021

Item 2(a).     Name of Person Filing:

Capitoline Ventures II, LLC (the “Reporting Person”)

Item 2(b).    Address of Principal Business Office or, if None, Residence:

570 Lexington Avenue, 22nd Floor
New York, New York 10022

Item 2(c).    Citizenship:

Capitoline Ventures II, LLC is a limited liability company organized under the laws of the State of New York.

Item 2(d).    Title of Class of Securities:

Common stock, $0.001 par value per share (“Shares”)

Item 2(e).     CUSIP Number:

63948P107

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	☐	Investment company registered under Section 8 of the Investment Company Act.

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

CUSIP No. 63948P107	13G	Page 4 of 5 Pages

Item 4.	Ownership.

(a)
Amount beneficially owned:

On January 31, 2011, the Reporting Person foreclosed on and took ownership of 3,897,694 Shares previously pledged to it as partial security for the repayment of Promissory Notes previously purchased from the Issuer by the Reporting Person.  Immediately after giving effect to such foreclosure, the Reporting Person beneficially owned 3,897,694 Shares.  Since that date, the Reporting Person has sold a portion of those Shares and as of February 8, 2011 beneficially owns 3,567,694 Shares.

(b)
Percent of class:

On January 31, 2011, the Reporting Person foreclosed on and took ownership of 3,897,694 Shares previously pledged to it as partial security for the repayment of Promissory Notes previously purchased from the Issuer by the Reporting Person.  Immediately after giving effect to such foreclosure, the Reporting Person beneficially owned 5.2% of the total number of outstanding Shares.  Since that date, the Reporting Person has sold a portion of the foreclosed Shares and as of February 8, 2011 beneficially owns  4.8% of the total number of outstanding Shares.

(c)	Number of shares as to which such person has (as of February 8, 2011):

(i)	Sole power to vote or to direct the vote: 3,567,694

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 3,567,694

(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☑.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 63948P107	13G	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 8, 2011	CAPITOLINE VENTURES II, LLC

	By:	/s/ Robert T. Roever
Robert T. Roever, Manager

ATTENTION:  INTENTIONAL  MISSTATEMENTS  OR OMISSIONS OF FACT CONSTITUTE  FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)